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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33772

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Needham & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Park Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Fiordaliso (212) 705-0363
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Prior, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Needham & Company, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



VERA DAKA
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01DA6195607
QUALIFIED IN WESTCHESTER COUNTY
COMMISSION EXPIRES 10/27/2012

Notary Public

Signature

President and Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEEDHAM & COMPANY, LLC
(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member and Board of Directors
Needham & Company, LLC:

We have audited the accompanying statement of financial condition of Needham & Company, LLC as of December 31, 2011 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Needham & Company, LLC as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 24, 2012

NEEDHAM & COMPANY, LLC
(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Statement of Financial Condition

December 31, 2011

Assets		
Cash and cash equivalents	$	12,670,448
Receivable from clearing broker		11,910,544
Securities owned, at fair value		360,257
Fees and concessions receivable		3,439,747
Receivables from Parent and affiliate		792,614
Furniture, equipment, and leasehold improvements at cost (net of accumulated depreciation and amortization of $7,884,762)		4,012,927
Other assets		1,857,683
Total assets	$	35,044,220
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	4,172,697
Securities sold, not yet purchased, at fair value		138,115
Payables to Parent and affiliate		3,706,927
Total liabilities		8,017,739
Member's equity		27,026,481
Total liabilities and member's equity	$	35,044,220

See accompanying notes to statement of financial condition.

(1) Organization

Needham & Company, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (the SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The Company provides a full range of investment banking and brokerage services to corporate clients. The Company is a market maker primarily in emerging growth stocks in the technology, healthcare, and consumer industries, and deals with institutional investors. The Company also underwrites securities in these industries, acting as both a lead underwriter as well as a member of syndicate groups.

The Company is a direct subsidiary of Needham Holdings, LLC, which is wholly owned by The Needham Group, Inc. (the Parent). Dividends to the Parent are paid through Needham Holdings, LLC and are required to conform to the applicable regulatory requirements.

Pursuant to agreements between the Company and its correspondent clearing broker, JP Morgan Clearing Corp. (the Clearing Broker), proprietary and customer securities transactions affected by the Company are introduced and cleared on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

The following is a summary of significant accounting policies:

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities. Management believes that the estimates utilized in preparing its financial statements are reasonable. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less at the time of purchase to be cash equivalents. At December 31, 2011, the Company's cash equivalents consist of money market funds.

(c) Receivable from Clearing Broker

Receivable from clearing broker represents the amounts receivable in connection with the trading of proprietary positions and the commissions associated with customer securities transactions.

(d) Securities Transactions

Securities owned, at fair value, and securities sold, not yet purchased, at fair value on the statement of financial condition consist of financial instruments carried at fair value. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

(Continued)

Fair values of the financial instruments are generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with reasonable levels of price transparency. To the extent certain financial instruments trade infrequently or are nonmarketable and, therefore, have little or no price transparency, the Company values these instruments based on management's estimates.

(e) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are reported at historical cost, net of accumulated depreciation or amortization. Depreciation on furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets which range from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful life of the improvement or the term of the underlying leases, which range from 5 to 12 years.

(f) Income Taxes

For U.S. federal, state, and local tax purposes, the Company is a single member limited liability corporation that has elected to be disregarded for income tax purposes. However, for financial accounting purposes, the Company recognizes taxes based on its allocated share of tax from its member, as if it operated on a stand-alone basis, consistent with the liability method prescribed by Accounting Standards Codification (ASC) 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets or liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. ASC 740-10 requires recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on de-recognition, classification, interest and penalties, and disclosure. The Company accounts for interest and penalties as a component of income tax expense.

The Company's operating results are included in the federal income tax return and state income tax returns filed by the Parent. The Parent files a U.S. federal income tax return and applicable state and local income tax returns. Tax years 2008-2010 are subject to examination by Internal Revenue Service and respective state and local taxing authorities.

(g) Accounting Developments

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-04, "*Amendments to Archive Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.*" This ASU intends to improve consistency in the application

of fair value measurement and disclosure requirements in U.S. GAAP and IFRS. The ASU clarifies the application of existing fair value measurement and disclosure requirements including 1) the application of concepts of highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of non-financial assets and are not relevant when measuring the fair value of financial assets or any liabilities, 2) measuring the fair value of an instrument classified in shareholders' equity from the perspective of a market participant that holds that instrument as an asset, and 3) disclosures about quantitative information regarding the unobservable inputs used in fair value measurement that is categorized within Level 3 of the fair value hierarchy. The guidance in this ASU is effective for annual period beginning after December 15, 2011, and should be applied prospectively. Early adoption is not permitted. This ASU is not expected to have a material impact on the Company's financial condition, results or cash flows.

(3) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2011, securities owned and securities sold, but not yet purchased by the Company, consist of principally U.S. equity securities.

All securities owned are pledged to the Clearing Broker on terms, which permit the Clearing Broker to sell or repledge the securities to others subject to certain limitations.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected on the statement of financial condition.

(4) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consisted of the following at December 31, 2011:

Computer equipment	$	615,028
Furniture and equipment		1,660,760
Office machinery		1,242,082
Software		194,372
Leasehold improvements		8,185,447
Total cost		11,897,689
Less accumulated depreciation and amortization		(7,884,762)
	$	4,012,927

(5) Income Taxes

The Company is a qualified Subchapter S subsidiary treated as a disregarded entity of the Parent for federal tax purposes. Income taxes are calculated based on the expected liabilities that the Parent will incur as a result of the Company's operations.

Because the Parent is an S Corporation, the Parent's tax liability only relates to state and local taxes. At December 31, 2011, there was a deferred tax asset of $139,623 primarily related to depreciation and unrealized investment losses, which is included in other assets on the statement of financial condition. As it is more likely than not that the deferred tax asset will be utilized in later years, no valuation allowance is recorded.

(6) Compensation and Profit Sharing Plans

The Company maintains a 401(k) salary deferral and profit sharing plan covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pretax contributions to the 401(k) plan pursuant to salary reduction agreements. The Company matches the employees' contributions up to a maximum of 50% of the first 6% of each employee contribution.

(7) Commitments and Contingencies

The Company has office space in New York, Massachusetts, and California. The Company has entered into operating leases, which also contain certain escalation clauses. At December 31, 2011, the expected future minimum lease payments under such leases are as follows:

2012	$	2,576,298
2013		2,623,160
2014		2,772,044
2015		2,724,033
2016		2,187,395
2017 and thereafter		1,833,660
	$	14,716,590

The Company has three irrevocable letters of credit with a commercial bank supporting obligations under the Company's New York lease (expiring on December 31, 2017), San Francisco lease (expiring on October 31, 2015) and Boston lease (expiring on April 30, 2017). Cash in the amounts of $518,431, $87,653, and $121,350 respectively, has been set aside as collateral. All three letters of credit are included in other assets on the statement of financial condition.

The Company, in the normal course of business, has been named as a defendant in various legal proceedings. Additionally, from time to time, the Company is involved in regulatory investigations. While there exists an inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, the Company does not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on the Company's financial position or cash flows.

(Continued)

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2011, and were subsequently settled had no material effect on the statement of financial condition as of that date.

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the Clearing Broker for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2011, no amounts were recorded under such agreement as no loss is expected.

(8) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1) of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or the amount determined in accordance with SEC market maker Rule 15c3-1(a)(4). At December 31, 2011, the Company had net capital of $16,638,671, which is $15,638,671 in excess of required net capital under the SEC market maker rule of $1,000,000. The Company is exempt from SEC Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not carry customer accounts, nor does it hold customer securities or cash. Advances to affiliates, and other equity withdrawals, including dividends are subject to certain notification and other provisions of the Net Capital Rule and other regulatory bodies.

Proprietary balances held at the Clearing Broker, or proprietary accounts of introducing brokers ("PAIB assets"), are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the Clearing Broker, which require, among other things, that the Clearing Broker perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital. At December 31, 2011, the Company was in compliance with this requirement.

(9) Related-Party Transactions

The Company pays for certain expenses on behalf of the Parent and affiliate, which are reimbursed monthly. These include office space, office equipment and supplies, furniture, fixtures and leasehold improvements, utilities, printing and stationary, insurance, publications and subscriptions, payroll administration, benefits administration and other necessary human resource services, data processing and computer services, telecommunication technology, and other miscellaneous day-to-day operational and facilities related expenses. Amounts due to the Company from the Parent and affiliate related to these expenses are settled based on estimates each month. This estimated settlement is reconciled and adjusted, if necessary, once the final expense allocation is complete. At December 31, 2011, $792,614 was receivable from the Parent and affiliate.

(Continued)

At December 31, 2011, payables to Parent and affiliate primarily include amounts owed related to income taxes and accrued but unpaid expenses or dividends.

Dividend payable to Parent	$	3,356,793
Income tax payable to Parent		312,582
Other payable to Parent and affiliate		37,552
Payables to Parent and affiliate	$	3,706,927

(10) Concentrations of Credit Risk

The Company conducts substantially all of its principal trading activities through the Clearing Broker based in the New York metropolitan area. At December 31, 2011, all marketable principal security positions were in the possession or control of its Clearing Broker. Significant credit exposure may result in the event that the Company's Clearing Broker is unable to fulfill its contractual obligations.

The Company's cash and cash equivalents are primarily held at two financial institutions, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate clients related to private placements of securities and financial advisory services.

(11) Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, which include securities owned, cash deposited with the Company's Clearing Broker, receivables, accounts payable, and other accrued expenses, approximate their fair value.

(12) Fair Value Measurements

The fair value hierarchy under ASC 820, *Fair Value Measurements and Disclosures*, prioritizes the inputs to valuation techniques used to measure fair value. ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement establishes a fair value hierarchy that distinguishes between valuations obtained from sources independent of the entity and those from the entity's own unobservable inputs that are not corroborated by observable market data.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or where active markets do not exist, they may not have readily determinable fair values. In these instances, the Company estimates fair value using pricing models that utilize available information that management deems most relevant.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used

in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels:

Level 1 – Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

Level 2 – Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured.

Level 3 – Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified:

Money market funds: Money market funds are valued based on quoted net asset values. These money market funds invest in U.S. Treasuries. Money market funds are classified within Level 1.

Equity securities: Equity securities are valued based on closing market prices from the exchange where the security is traded. These securities are classified within Level 1.

Debt instruments: Debt instruments are valued using inputs that are unobservable and significant to the fair value measurement, and are classified within Level 3.

Warrants: Warrants in public companies are valued using a Black-Scholes valuation model, based on observable inputs directly related to the warrants. These warrants are classified within Level 2. Warrants provide the holder the right to purchase securities from the issuer, and may be received in connection with certain advisory transactions. The Company estimates the fair value of warrants using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, comparable company analyses, and other factors generally pertinent to the valuation of financial instruments.

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations monthly.

(Continued)

The following table provides fair value information related to the Company's financial assets and liabilities that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds	$ 12,023,979			12,023,979
Equity securities	143,603			143,603
Debt instruments			215,572	215,572
Warrants		1,083		1,083
Total assets	$ 12,167,582	1,083	215,572	12,384,237
Liabilities:				
Equity securities	$ 138,115			138,115
Total liabilities	$ 138,115	—	—	138,115

The following table summarizes the changes in fair value carrying values associated with Level 3 financial instruments during the year ended December 31, 2011:

	Debt instruments	Total
Balance at December 31, 2010	$ 207,000	207,000
Purchases, gross	—	—
Sales, gross	—	—
Transfers in	—	—
Transfers out	—	—
Realized gains/(losses)(1)	—	—
Unrealized gains/(losses)(1)	8,572	8,572
Balance at December 31, 2011	$ 215,572	215,572

(13) Subsequent Events

Events that occur after the balance sheet date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying statement of financial condition. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management evaluated the activity of the Company through February 24, 2012, the date the statement of financial condition was available to be issued, and concluded that no subsequent events have occurred that would require recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition.